September 18, 2020
VIA EDGAR CORRESPONDENCE

Ms. Jeanne Baker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Cumberland Pharmaceuticals Inc.
Form 10-K for the Fiscal year Ended December 31, 2019 and Form 8-K filed May 20, 2020
File No. 001-33637

Dear Ms. Baker:
This letter is provided on behalf of Cumberland Pharmaceuticals Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 8, 2020 to Michael Bonner with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019, File No. 001-33637, which was filed by the Company on March 20, 2020 (“Form 10-K”), and Form 8-K, File No. 001-33637, which was filed by the Company on May 20, 2020 (“Form 8-K”). This letter is a follow up to the response letter provided by the Company to the Staff on July 22, 2020.
The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following. Defined terms used herein and not otherwise defined herein have the meanings given to them in the Form 10-K.
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Item 2.02 Form 8-K filed May 20, 2020
Exhibit 99.1, page 10
Comment: Please explain how you determine the adjustment for the “impact of Vibativ cost of product sold” to arrive at your non-GAAP measure, Adjusted Earnings from continuing operations. For example, clarify whether the adjustment relates to the entirety of the $21,550,000 of inventory acquired that is allocated to cost of sales for the periods presented. Explain to us how it represents a non-cash impact and why you characterize the inventory as being acquired at no additional cost to the consideration paid to Theravance. Please tell us the remaining amount of inventory you expect to impact this measure in future periods and how long you expect it to be a material adjustment. Tell us how you considered Rule 100(b) of Regulation G in evaluating the propriety of the adjustment, given the net revenue for Vibativ included in net income and adjusted earnings from the sale of this inventory in the periods presented.

Response: In response to the Staff’s comments and the Company’s conversations with the Staff, the Company is respectfully providing the following additional information and response.
In management’s calculations of Adjusted Earnings, beginning with the fourth quarter of 2018, there has been an adjustment for the “impact of Vibativ® cost of product sold” related to the amount of finished goods inventory that was allocated as a “costs of sales” expense associated with shipments of Vibativ. This is a non-cash item, as a significant amount of finished goods inventory was included in the payment for the assets acquired when the Company purchased the Vibativ brand from Theravance Biopharma (“Theravance”) during 2018. The finished goods are being expensed as a cost of sales during each period as the inventory is sold. Because it represents a non-cash expense, the Company had previously added it back in the calculation of Adjusted Earnings.
Management had additional discussions with the Staff on Rule 100(b) of Regulation G, after the Company’s July 22, 2020 response letter. Based on these discussions, the Company will include descriptions, discussions and quantifications of the non-cash Vibativ cost of product sold in future earnings reports and commentary on operating results, rather that include the impact of Vibativ cost of product sold as an add-back to the calculation of Adjusted Earnings in future filings with the Commission. Management makes this change given the recurring nature of the non-cash Vibativ cost of product sold expense. The Company will make this change beginning with our reporting of results for the quarter ended September 30, 2020.
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The Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that Company has been responsive to the Commission’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 255-0068.
Sincerely,

CUMBERLAND PHARMACEUTICALS, INC.

/s/ Michael Bonner
Name: Michael Bonner
Title: Chief Financial Officer